Exhibit 99.1

Eli Lilly Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A
WWW.lilly.com
Date: March 13, 2008

For Release:	Immediately
Refer to:	Lilly:	Mark E. Taylor	(317) 276-5795
	Transition:	Elie Farah	(416) 260-7770 x.203
     Lilly and Transition Therapeutics Announce Licensing and Collaboration Agreement
     Lilly to Acquire Exclusive Rights to Gastrin Based Therapies Program for Diabetes
INDIANAPOLIS, IN and TORONTO, ON — Eli Lilly and Company (NYSE:LLY) and Transition Therapeutics Inc. (TSX:TTH; NASDAQ:TTHI) today announced that the two companies have entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, thereby improving their overall quality of life.
Under the terms of the agreement, Transition will receive a $7 million upfront payment, and may also receive up to $130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly will both participate in the currently planned phase II clinical trial with lead compound TT-223 in type 2 diabetes. Thereafter, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide. Other terms of the deal were not disclosed.
“This agreement represents an exciting new direction for Lilly’s diabetes care research,” said David Moller, M.D., Lilly, vice president of endocrine and cardiovascular research and clinical investigation. “We plan to leverage Transition’s experience in gastrin based therapies with our own internal expertise, including Lilly’s strong biotechnology discovery platform, to continue our mission to develop innovative, beneficial and cost-effective treatments for patients with diabetes.”
“We are very pleased to enter into this strategic collaboration with Lilly, a recognized leader in diabetes care. Lilly has industry-leading clinical and commercial development capabilities in diabetes that are ideally suited to maximize the potential of the multiple gastrin based therapy opportunities,” said Dr. Tony Cruz, chairman and chief executive officer of Transition.
About Gastrin Based Therapies
The gastrin based therapies program is focused on the development of gastrin analogues, alone or in combination with approved or experimental diabetes agents as potential disease modifying therapies for diabetes patients. Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s recent Phase IIa clinical trial data showed that 4-weeks of E1-I.N.T. therapy (combination of gastrin analogue, TT-223, and an epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. These data suggest that gastrin based therapies might have an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.
About Lilly
Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers — through medicines and information — for some of the world’s most urgent medical needs. Additional information about Lilly is available at www.lilly.com.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of

Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Lilly Safe Harbor
This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the completion of clinical trials, the FDA and other foreign review processes and other governmental regulation, Lilly’s and Transition’s abilities to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, the ability to effectively market products, and other factors described in Lilly’s most recent filings with the Securities and Exchange Commission. Lilly undertakes no duty to update forward looking statements.
C-LLY
Transition Safe Harbor
Notice to Readers: Information contained in this press release should be considered accurate only as of the date of the release. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans, or prospects for Transition and/or Lilly. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, the completion of clinical trials, the FDA and other foreign review processes and other governmental regulation, the companies’ abilities to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, the ability to effectively market products, and other factors which may be beyond the control of either Transition or Lilly. Please see Transition’s filings with the Canadian commissions and Lilly’s filings with the U.S. Securities and Exchange Commission for further information about risk factors and other cautionary statements. Neither Transition nor Lilly undertakes a duty to update forward-looking statements.
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